TATA

82-3733



30th September 2003

BP/AD-M1/841



The Stock Exchange
Rotunda Building
Dalal Street
Mumbai 400 001

SUPPL

Dear Sirs,

In terms of Clause 41 of the Listing Agreement, please be informed that the Board of Directors of the Company will meet on 23rd October 2003 to consider and take on record the unaudited financial results (provisional) for the quarter ended 30th September 2003.

A press release to this effect will also be given simultaneously in the newspapers.

Yours faithfully,
For The Tata Power Co. Ltd.

Company Secretary &
Senior General Manager (Corporate Affairs)

cc: Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

PROCESSED
OCT 29 2003
THOMSON
FINANCIAL

10/28

TATA POWER
The Tata Power Company Limited
Registered Office Bombay House 24 Homi Mody Street Mumbai 400 001
Tel 91 22 5665 8282 Fax 91 22 5665 8801